June 26, 2007
VIA FEDERAL EXPRESS AND EDGAR
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:	Inter-Atlantic Financial, Inc.
Amendment No. 3 to
Registration Statement on Form S-l
File No. 333-140690
Ladies and Gentlemen:
          On behalf of Inter-Atlantic Financial, Inc. (the “Company”), we are electronically transmitting hereunder a conformed copy of Amendment No. 3 to the Registration Statement on Form S-1 filed on May 21, 2007 (the “Registration Statement”). Marked copies of this filing are being sent via overnight mail to John Reynolds and Jay Williamson.
          This letter is being filed in response to the Securities and Exchange Commission’s (“SEC’s”) comments dated June 20, 2007.
          In this letter, we have listed the SEC’s comments in italics and have followed each comment with the Company’s response. Page number references refer to the specific pages of the marked copy of the Registration Statement
     General
1.	We note that the company has revised its disclosure in response to comment one from our letter dated May 14, 2007. However, we believe that additional disclosure is warranted. We do not understand how your existing disclosure significantly limits the pool of potential targets. Please revise your disclosure to farther define your target industry, explicitly state whether a target must be in this industry, and specifically clarify what constitutes a related business.

Response: Pursuant to the SEC’s comment, we have clarified the disclosure on the cover of the prospectus, as well pages 1, 34, 46 and 49 to state that that the Company will only acquire an operating business in the financial services industry or businesses which provide services to financial services companies, including, but not limited to, payment related businesses.
     Prospectus Summary
2.	On page 1 you disclose that “[you] do not have any specific merger, capital stock exchange .... or contractual arrangements under consideration ...” Please clarify the reference to contractual arrangements.

Response: Pursuant to the SEC’s comment, we have deleted the references to

“contractual arrangements” on pages 1 and 49.
3.	In an appropriate section elsewhere in the document, please explain how capitalization requirements and ratios, which would appear to be commonly required in portions of your target industry, will impact your deal structure and size.

Response: Pursuant to the SEC’s comment, we have added additional disclosure on pages 3 and 35.

4.	Please confirm that the $1.8 million dollar private placement is being paid for with the respective purchaser’s own funds. If not, please revise to clarify.

Response: We note the change to a $2.1 million dollar private placement. The $2.1 million is being paid for with the respective purchaser’s own funds. We have clarified the disclosure throughout the Registration Statement accordingly.

5.	We note your page 4 reference to your “several key advantages in executing [y]our business strategy”. Please provide addition detail supporting these assertions and explicitly state who you have an advantage over.

Response: Pursuant to the SEC’s comments, we have revised the disclosure on pages 4 and 51.

6.	You appear to have added disclosure responsive to comment three from our letter dated May 14, 2007 on page 5. However, we believe broader disclosure is warranted. Please include a statement indicating, if true, that management has taken no steps toward identifying any target, has not created any list of potential target criteria, etc., beyond what is currently disclosed in the prospectus. Revise the disclosure on page 5 to include the specific disclosure provided in your supplemental response to comment three. In addition, while the disclosure indicates that the officers and directors are not aware of any potential target businesses, this does not provide clear disclosure regarding whether they may, through their work with Inter-Atlantic Group acquire such knowledge prior to the completion of the IPO, and if so, how such information may be used. Please revise to provide clear disclosure as to whether the company may utilize specific knowledge (other than general knowledge of the industry) that the officers, directors, affiliates and employees of Inter-Atlantic Group had or will have before the completion of the IPO, after the completion of the IPO in its search for a target business. Lastly, clarify in greater detail the types of transactions seen by Inter-Atlantic Group and why the companies and transactions known or that these individuals would be made aware of through Inter-Atlantic Group would not be something the company would consider as a potential business target after the completion of the IPO. We may have further comment.

Response: Pursuant to the SEC’s comment, we have revised the disclosure on pages 5 and 52 to state that management has not taken any steps toward identifying a target business, including identifying potential target criteria other than the criteria that is currently disclosed in the Registration Statement. We have also included all of the disclosure provided in our supplemental response to comment three to the SEC’s letter dated May 14, 2007. In addition, we have added disclosure on pages 5 and 52 which states that our officers and directors are not aware of any potential target businesses for sale, and in the event that any potential target businesses which are for sale subsequently come to the attention of our directors and officers prior to the initial public offering, we will not enter into a business combination with these entities after completion of the initial public offering.

clarify the “potential target businesses” seen by Inter-Atlantic Group because the Company will not enter into a business combination with any of these entities.

7.	We reissue comment four from our letter dated May 14,2007. We note the disclosure here and in your discussion of your business that no one has “on your behalf engaged in any efforts to locate a target. Considering the background of your management members, clarify whether it is possible that they are or may become aware of opportunities in their separate capacities prior to the completion of the IPO that may be directed to the company after the completion of the IPO.

Considering you are selling your plan to acquire a business and nothing more, your initial shareholders’ knowledge and motivation in taking part in this company are material to the public’s understanding of the company Please revise to disclose all material knowledge in this prospectus.

Response: As discussed in our response to SEC comment 6 above, we have added disclosure on pages 5 and 52 which states that our officers and directors are not aware of any potential target businesses for sale, and in the event that any potential target businesses which are for sale subsequently come to the attention of our directors and officers prior to the initial public offering, we will not enter into a business combination with these entities after completion of the initial public offering.

8.	The company currently has disclosure on page 5 under the heading ‘Attractive Proposition to Target Business” which should be balanced both here and in the risk factors. For example in your second bullet point you note that because you do not have any existing operations there are less likely to be merger integration problems which frequently accompany acquisitions. However, mergers between operating companies typically present synergies — such as economics of scale -which would not be present to the same extent in your transaction. Please revise here and elsewhere to ensure that your disclosure is balanced.

Response: Pursuant to the SEC’s comment, we have added disclosure on pages 5 and 53 as well as added an additional risk factor on page 34.

9.	We reissue comment five from our letter dated May 14,2007. We continue to note the reference to “designees” in the private placement of warrants. See, for example, the disclosure on page 4. Please identify these designees and state their relationship, if any, to the officers and directors participating in the private placement

Response: Please refer to our response to SEC comment 4 above. We have clarified the disclosure throughout the Registration Statement accordingly to delete the reference to “designees”.

10.	We note the company’s response to comment seven from our letter dated May 14, 2007 and disclosure on page 6. Please advise the staff how the company selected the three companies listed on page 6. We note that you are limited to the same industry as Inter-Atlantic Group, that you have not taken any steps in furtherance of your business plan and that there is only a very general discussion of your business strategy; it is unclear how you determined that these three companies are the most similar to your acquisition strategy. To the extent that any of the 16 investments resulted in a loss, please add disclosure to balance your existing statements.

Response: The Company has not selected these three companies based on their performance but rather because the Company’s Chief Executive Officer and Senior Strategic Officer have recently been associated with these three companies. Andrew Lerner, the Company’s Chief Executive Officer, is a member/observer of the board of directors of Higher One and Planet Payment, and Stephen Galasso, the Company’s Senior Strategic Officer, was recently Chairman and Chief Executive Officer of Netspend. We have provided additional disclosure to clarify the Company’s reason for selecting these entities.

11.	We reissue comment nine from our letter dated May 14, 2007. We note the right of first refusal upon consummation of this offering with respect to companies in the financial services industry that have a fair market value equal to or in excess of 80% of the trust. Clarify in the prospectus whether this right of first refusal, to commence upon consummation of this offering, will cover businesses that Inter-Atlantic Group or its employees were aware of or had knowledge of prior to the completion of the IPO. Also, the fact that the right of first refusal does not commence until the consummation of the offering does not specifically limit the right of first refusal to only those businesses that these individuals become aware of after the completion of the IPO.

Response: As discussed in our response to SEC Comment 6, our officers and directors are not aware of any potential target businesses for sale, and in the event that any potential target businesses which are for sale subsequently come to the attention of our directors and officers prior to the initial public offering, we will not enter into a business combination with these entities after completion of the initial public offering. As a result, a right of first refusal is not necessary with respect to these entities. We have clarified the disclosure on pages 54 and 73 accordingly.

12.	We note that several of your officers and directors have granted you a right of first refusal with respect to potential target companies. Please revise to clarify who will be responsible for exercising and enforcing this right on behalf of the company. As of the date of this letter we note that you do not have my independent directors and all of your named executives and directors appear to have ties to Inter-Atlantic Group.

Response: Based on their analysis of the American Stock Exchange Company Guide, the Company’s board of directors has determined that Frederick Hammer and Robert Lichten are independent. The Company’s board of directors believe Frederick Hammer and Robert Lichten are independent because they are free of any relationship that would interfere with the exercise of their independent judgment. While most members of our management are affiliated with the Inter-Atlantic Group, the determination of independence is premised upon the fact that the profits and the distributions of Inter-Atlantic Group are not discretionary but are determined in accordance with the partnership agreements and each individual’s ownership percentage of the fund. We have revised the disclosure to include the Company’s independent directors and to state that they will be responsible for enforcing the right of first refusal. We have revised the disclosure on pages 7, 54 and 73 accordingly.

13	On page 7 you disclose that the reason for making the founders’ warrants non-redeemable is “because they will bear a higher risk while being required to hold such warrants until the consummation of a business combination.” Please revise to provide more disclosure on this point.

Response: Pursuant to the SEC’s comment, we have added additional disclosure on page 7.

14.	On page 11 and elsewhere you make reference to “independent and disinterested members of your board” however, we were unable to locate any disclosure indicating that you currently have independent board members. Please revise or advise.

Response: Based on their analysis of the American Stock Exchange Company Guide, the Company’s board of directors has determined that Frederick Hammer and Robert Lichten are independent. The Company’s board of directors believe Frederick Hammer and Robert Lichten are independent because they are free of any relationship that would interfere with the exercise of their independent judgment. While most members of our management are affiliated with the Inter-Atlantic Group, the determination of independence is premised upon the fact that the profits and the distributions of Inter-Atlantic Group are not discretionary but are determined in accordance with the partnership agreements and each individual’s ownership percentage of the fund.

15.	We note that the disclosure now indicates that you are obligated to obtain a waiver from all “significant” vendors and service providers and target businesses. Clarify how you will determine whether the third party is “significant.”

Response: Pursuant to the SEC’s comment we have clarified the disclosure on pages 15, 21 and 60 to state that management will make the determination as to which vendors are significant, but that such vendors will include, but not be limited to, investment bankers, legal advisors, accounting firms and business consultants retained by the Company in connection with a business combination.

16.	Clarify, if true, that the line of credit would have recourse against the trust, to the extent that there is interest earned on the trust, and that this amount would first be used to repay the $500,000 line of credit. Also, clarify whether this repayment is limited to the $1 million of interest that would be available for working capital or whether the ability of the line of credit to be repaid from the interest of the trust, including upon liquidation, would extend beyond the $1 million.

Response: The line of credit has no recourse against the trust account. To the extent the line of credit is repaid prior to the consummation of a business combination, repayment of the line of credit may be made from the $1,000,000 of interest which is available for working capital, provided $7.92 per unit remains in the trust account. We have revised the disclosure on pages 16, 41, 47 and 72 accordingly.

17.	Please clarify what Scura, Rise & Partners LLC does in all appropriate sections.

Response: Scura Rise is a financial advisory firm. We have clarified the disclosure on pages 26, 56, 69 and 72 accordingly

18.	In an appropriate — and separately captioned — section of your document, but also in the summary, please identify any and all provisions of your offering (and articles of incorporation) which you believe to be obligations to your shareholders and state the vote required for modifying such provisions.

Response: Pursuant to the SEC’s comment, we have added additional disclosure on page 12 and page 61 which identifies the provisions which we believe to be obligations to the Company’s shareholders.
     Risk Factors, page 17
19.	Given that the warrants may expire worthless if there is no effective registration statement as you indicate on page 22, there would appear to be the risk that a purchaser may pay the full unit purchase price solely for the shares underlying the units. Please revise your disclosures accordingly, or tell us why yon believe that no revisions are required.

Response: Pursuant to the SEC’s comment, we have revised the disclosure on pages 19 and 24 to state that if the warrants expire worthless, the purchaser will have paid the full unit purchase price solely for the shares underlying the units.

20.	Please reconcile your disclosures on page 26 regarding the $ 1,300,000 of deferred underwriter compensation (assuming that the over-allotment option is exercised in full) with your disclosure on page 36, which reflects deferred underwriter compensation of $1,380,000 if the over-allotment option is exercised.

Response: We note that the underwriter is now deferring $2,100,000 of its compensation. We have revised the disclosure throughout the Registration Statement accordingly.

21.	We reissue comment 22 from our letter dated May 14, 2007. Clearly state whether it is the current intent of management to remain associated with the business following a business combination. Specifically name those individuals that may remain with the company. Clearly disclose throughout the prospectus the potential conflicts of interest.

Response: The officers and directors of the Company do not know whether they will remain associated with the business following a business combination. Whether current management will remain with the Company following the business combination will depend on a variety of factors, including the experience and skill set of the target business’ management and the industry of the business post-business combination. We have added relevant disclosure on pages 22 and 72.

22.	Please revise the heading of your page 19 risk factor “Certain of our officers and directors may ...” to improve its clarity.

Response: Pursuant to the SEC’s comment, we have revised the heading of the risk factor on page 21 to improve its clarity.

23.	We note the additional disclosure in response to comment 25 from our letter dated May 14,2007. Provide clear disclosure throughout the prospectus that you may consider as a target business a company affiliated with officers, directors or existing shareholders and clearly discuss throughout the potential conflicts of interest. We also note the affiliation with Inter-Atlantic Group. This risk factor should only focus on those affiliated companies that may be considered as a target business. Since you have already provided disclosure that you will not consider any business in which Inter-Atlantic Group has or had an interest, it appears that you should remove the reference to Inter-Atlantic Group in this risk factor or revise the disclosure to clarify affiliated transactions as it relates to Inter-Atlantic Group. Clarify how the company will make certain that information or knowledge regarding any potential affiliated transaction was not known prior to the completion of the IPO. We may have further comment.

Response: Pursuant to the SEC’s comment, we have added disclosure on pages 29 and 73 to state that conflicts may arise as a result of entering into a business combination with an affiliated entity and that the Company cannot guarantee that such conflicts will be resolved in the Company’s favor. In addition, we have removed the reference to Inter-Atlantic Group in the referenced risk factor on page 29 because the Company has agreed not to enter into a business combination with any of Inter-Atlantic Group’s portfolio companies. As discussed in our response to SEC comment 6, we have also added disclosure on pages 5 and 52 which states that our officers and directors are not aware of any potential target businesses for sale, and in the event that any potential target businesses which are for sale subsequently come to the attention of our directors and officers prior to the initial public offering, we will not enter into a business combination with these entities after completion of the initial public offering.

     Proposed Business, page 45
24.	We note your disclosure on page 49 that Inter-Atlantic Group does not make investments in excess of $5 million. We also note that Inter-Atlantic Group has made 16 investments since 2001. This would seem to imply that they have invested less than $80 million total. We further note that you will have approximately $57 million in trust which will, most likely, have to be invested in one transaction within the next two years. Given you extensive disclosure about management’s investment experience, please revise — including the risk factors — to indicate: (1) that any investment made by you will be considerable larger than management’s historical investment experience when acting as a principal; and (2) explain how your existing disclosure about management’s experience at Inter-Atlantic Group is relevant to this proposed offering, give the disparity in size.

Response: Pursuant to the SEC’s comment, we have added a risk factor on page 30 addressing the fact that any investment made by the Company’s management will be considerably larger than the investments made at Inter-Atlantic Group. Management’s experience at Inter-Atlantic Group is relevant to their industry expertise. Their general knowledge and experience with financial service companies will play a role in evaluating potential target businesses subsequent to the consummation of the initial public offering.
     Management page 62
25.	Please revise your disclosure to highlight the relationships between your company, management, and Inter-Atlantic Group. In addition, please provide disclosure, with an analysis supporting your position, indicating whether Inter-Atlantic Group may control the issuer.

Response: Messrs. Lerner, Daras, Baris, Lichten and Hammer are members of our management and are also partners at Inter-Atlantic Group. Mr. Galasso is an independent consultant that conducts business with Inter-Atlantic Group from time to time. There is no voting or other similar arrangement among the members of the Company’s management with respect to the Company’s securities, and as a result, we respectfully do not believe Inter-Atlantic Group controls the Company. Inter-Atlantic Group and Inter-Atlantic Financial are separate entities which are managed and governed separately. We note that each of Messrs. Lerner, Daras, Baris, Lichten and Hammer have merely elected to pursue a business opportunity together by each becoming a member of the Company’s management. We have revised the disclosure on pages 6 and 53 to disclose that there is no voting arrangement among these individuals.

26.	We note numerous statements in your management biographies which appear vague, and in some instances, promotional. For example, in Mr. Lerner’s biography you state that he “participated in the raising of equity capital for over 100 financial services companies” and “has performed varying amounts of due diligence on over 600 privately held financial services companies.” Without limiting the generality of our disclosure, we believe that responsive disclosure would address how Mr. Lerner “participated” in these offerings — including his specific roles and responsibilities — as well as whether his due diligence was conducted on behalf of a specific employer leading to an actual investment In responding to the foregoing, please note the continuing applicability of comment 32 from our letter dated May 14, 2007. Please revise or advise.

Response: Pursuant to the SEC’s comment, we have deleted the disclosure.

27.	Please revise your discussion under “Conflicts of Interest” to address how management will prioritize their conflicts. In this regard please also clarify your page 67 disclosure beginning “[each of our officers and directors has ...”

Response: Pursuant to the SEC’s comment, we have added additional disclosure on pages 72 and 73 clarifying that the Company has been granted a right of first refusal with respect to potential target businesses and that our officers and directors are not aware of any potential target businesses for sale, and in the event that any potential target businesses which are for sale subsequently come to the attention of our directors and officers prior to the initial public offering, we will not enter into a business combination with these entities after completion of the initial public offering.

28.	Please add a separate paragraph addressing the fact that, because management paid less money for their shares and thus have a lower average cost of capital, they may be able to make a profit on a deal which would be unprofitable to the public shareholders.

Response: Pursuant to the SEC’s comment, we have additional disclosure on page 72.

29.	Please provide a separate paragraph addressing management’s indemnification obligations and the conflicts that such obligations may create in both sourcing vendors and negotiating/selecting targets.

Response: Pursuant to the SEC’s comment, we have additional disclosure on page 73 and 74.
     Financial Statements, page F-l
30.	Please provide a currently dated consent of the independent accountant in any amendment and ensure that the financial statements are updated as required by Rule 3-12 of Regulation S-X.

Response: Pursuant to the SEC’s comment, we have provided a currently dated consent and updated the financials required by Regulation S-X.
     Exhibits
31.	As requested in comment 33 from our letter dated May 14, 2007, file validly executed agreements, as applicable, prior to requesting effectiveness of the registration statement In particular, we note the lack of a signed and dated legality opinion.

Response: Pursuant to the SEC’s comment, we will file executed agreements, as applicable, prior to requesting effectiveness.
*****

     If you have any questions, please contact the undersigned at 212-335-4998.

Sincerely,

/s/ William Haddad

William Haddad

cc:	Mr. Andrew Lerner
Inter-Atlantic Financial, Inc.